Angelaudio.com, Inc.



                             Filing Type: NT 10-KSB
                     Description:Notification of Late Filing
                          Filing Date:December 28, 2000
                          Period End:September 30, 2000



                             Primary Exchange:  OTCBB
                                       Ticker:  WSUP






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                                Table of Contents


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PART I                                                                        1
PART II                                                                       1
PART III                                                                      2
PART IV                                                                       2



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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



                                                Commission File Number 000-26493

                                                       CUSIP Number: 96253S 10 0


[X] Form 10-K  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For  Period  Ended:  September 30, 2000

[ ]  Transition Report on Form 10-K
[ ]  Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on From N-SAR
For the Transition Period Ended:__________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please Print or
     Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:


PART I - REGISTRANT INFORMATION
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         Full Name of Registrant:

         Angelaudio.com, Inc.

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         Former Name if Applicable:

         Angelaudio.com, Inc.

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         Address of Principal Executive Office (Street and Number)

         1130 West Pender Street

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         City, State and Zip Code

         Vancouver, B.C.  CANADA

         ---------------------------------------------------------



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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed.

                           (Check box, if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. [Amended in Release No. 34-26589 (Paragraph 72,435), effective April 12, 1989, 54 F.R. 10306.]

         Our auditor resigned this month and we had to find a new auditor. Our former auditor has no issues with Angelaudio.com, Inc.; he resigned because of his inability to complete the audit due to its complexity.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Gary Arca                             (604)               689/2919
         -----------------------------------------------------------------------
         (Name)                             (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter Period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes                       [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes                       [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  See Attachment "A" included herewith.



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                              Angelaudio.com, Inc.

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                  (Name of Registrant as specified in charter)

has caused this modification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    December 22, 2000                      /s/ Ian Stuart
         ---------------------                  --------------------------------
                                                Ian Stuart, President



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                                  Attachment A

     Angelaudio.com, Inc. ("Angelaudio"), formerly known as Core Systems, Inc., was an inactive company for the fiscal year ended September 30, 1999. Angelaudio acquired an online entertainment company in April 2000 for the issue of two million (2,000,000) shares of Angelaudio common stock. As a result, the statement of operations for the fiscal year ended September 30, 2000 indicates significant activity and operations. Thus, Angelaudio's balance sheet assets have increased from approximately one thousand six hundred dollars ($1,600) to in excess of six hundred thousand dollars ($600,000), and the consolidated operations shows expenditures in excess of $600,000 in the development of Angelaudio's online entertainment business.




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